Filed Pursuant to Rule 424(b)(7)

Registration No. 333-200596

PROSPECTUS SUPPLEMENT
To prospectus dated December 10, 2014

402,447,679 Class A Shares
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 10, 2014, (the “Prospectus”), covering the resale by selling stockholders of up to an aggregate of 402,447,679 Class A shares representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our Class A shares involves a high degree of risk. You should carefully consider the risks relating to investing in our Class A shares and each of the other risk factors described under “Risk Factors” on page 2 of the Prospectus before you make an investment in our Class A shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Class A shares or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2014

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Shareholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

SELLING SHAREHOLDERS

On December 30, 2014, KAFU Holdings, L.P., distributed a total of 1,886,637 Class B shares, AAP units and general partner units to the selling shareholders listed below.  The transferees of such interests exercised the Exchange Right for an equivalent number of Class A shares.  We are amending the Selling Shareholder table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

Selling Shareholders	Class A Shares Beneficially Owned Prior to the Offering		Percentage of Class A Shares Beneficially Owned Prior to the Offering	Class A Shares Offered Hereby		Class A Shares to be Beneficially Owned After Offering	Percentage of Class A Shares to be Beneficially Owned After Offering
KAFU Holdings, L.P.(1)	94,520,394		15.6	94,520,394		—	—
Jewish Community Foundation of Los Angeles(2)	1,726,061	(3)	*	1,726,061	(3)	—	—
CFR Holdings, LLC(4)	1,003,213		*	1,003,213		—	—
Hebrew Union College — Jewish Institute of Religion(5)	60,379	(6)	*	60,379	(6)	—	—
California Community Foundation(7)	23,370		*	23,370		—	—
NPT Charitable Asset Trust(8)	19,475		*	19,475		—	—
Alliance for College-Ready Public Schools(9)	6,465		*	6,465		—	—
American Endowment Foundation(10)	3,895		*	3,895		—	—
Fidelity Investments Charitable Gift Fund(11)	973		*	973		—	—
The UCLA Foundation(12)	779		*	779		—	—
The Jewish Federation Council of Greater Los Angeles(13)	779		*	779		—	—

*                 Less than one percent.

(1)         Representatives of the selling shareholder have advised us that the selling shareholder is an affiliate of a U.S. registered broker-dealer; however, the selling shareholder acquired the Class A shares in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Class A shares held by the selling shareholder.

Kayne Anderson Capital Advisors, L.P. (“KACALP”) serves as the manager of the selling shareholder. Richard A. Kayne is the controlling owner of KACALP, and Robert Sinnott is the portfolio manager of the selling shareholder. Therefore each of Messrs. Kayne and Sinnott may be deemed to exercise shared voting and dispositive power over the Class A shares held by the selling shareholder. Each of Messrs. Kayne and Sinnott disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(2)         Each of Michael J. Januzik, Chief Financial Officer and Senior Vice President, Marvin Schotland, President and Chief Executive Officer, Larry Rauch, Chair, Anthony Chanin, Vice President, William Feiler, Vice President, Abby Feinman, Vice President, Harold Masor, Vice President, Evan Schlessinger, Vice President, Michael Smooke, Vice President, Adlai Wertman, Vice President, Selwyn Gerber, Secretary, and Scott Richland, Treasurer, of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(3)         The selling shareholder received 779,001 Class A shares in the transfer from KAFU Holdings, L.P., in addition to the 947,060 Class A shares previously owned.

(4)         Each of Robert M. Fockler, President and Chief Executive Officer, and Mack E. McCaul, Jr., Treasurer, of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder.  Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(5)         Sandra M. Mills, Chief Financial Officer of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Ms. Mills disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of her pecuniary interest therein.

(6)         The selling shareholder received 48,687 Class A shares in the transfer from KAFU Holdings, L.P., in addition to the 11,692 Class A shares previously owned.

(7)         Each of Steven J. Cobb, Vice President and Chief Financial Officer, Todd Yuba, Controller, Antonia Hernandez, President and Chief Executive Officer, and John Kobara, Executive Vice President and Chief Operating Officer, of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(8)         Each of Eileen R. Heisman, President, Andrea Rush, Vice President, Andrew Hastings, Chief Development Officer, and Brian Lase, Vice President, of National Philanthropic Trust, the trustee of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(9)         David Hyun, Chief Financial Officer and Chief Operating Officer of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder.  Mr. Hyun disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(10)  Thomas J. Tobin, President and Chief Executive Officer of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder.  Mr. Tobin disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(11)  Each of Amy Danforth, President, Paul Hurley, Treasurer, Karla Valas, Vice President, Jill Weiner, Chief Compliance Officer and Secretary, Matt Nash, Senior Vice President, Stefan Podvojsky, Vice President, Deborah Segal, Vice President, Suzanne Keohane, Vice President, Ryan Boland, Vice President, Sean Werley, Vice President, Sean Hicks, Director of Operations, and Chris Tower, Director of Quality, Reconciliation, and Planning, of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(12)  Julia Sina, Chief Financial Officer of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Ms. Sina disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of her pecuniary interest therein.

(13)  Ivan Wolkind, Chief Operating Officer and Chief Financial Officer of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Mr. Wolkind disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.